

June 30, 2006

Joseph Sinicropi
Chief Financial Officer
Del Laboratories, Inc.
726 Reckson Plaza
P.O. Box 9357
Uniondale, NY 11553-9357

> **Re: Del Laboratories, Inc.**
> **Amendment No. 1 to Form S-4 filed June 8, 2006**
> **File No. 333-131293**

Dear Mr. Sinicropi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. However, it is unclear whether you or your auditors have identified these deficiencies as significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report financial information. If so, please add a risk factor describing these deficiencies.

We will require a significant amount of cash . . . , page 10

2. We note your response to prior comment 6. However, your disclosure implies that you have positive cash flows from operations, which, in addition to borrowings, will provide sufficient funds to address debt service requirements, working capital

needs and planned capital expenditures. Please revise and clarify that you have negative cash flows from operating activities. Also clarify your statement that you expect to generate cash flow from operations for the balance of 2006.

Description of Other Indebtedness, page 91

3. We note your response to prior comment 11. Please quantify or describe in greater detail, as applicable, the limitations in the material covenants in the asset-based revolving credit facility and the senior subordinated notes.

Form 10-Q for the Quarterly Period Ended March 31, 2006

4. We note your response to prior comment 15. Please amend your most recent Form 10-Q to disclose the deficiencies and remediation plans you identify. Please clarify whether you or your auditors have identified any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report financial information. If so, please describe them in detail. Provide similar disclosure, as applicable, in your future periodic reports.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Peter Loughran, Esq.
      Debevoise & Plimpton LLP
      919 Third Avenue
      New York, NY 10022